United States securities and exchange commission logo





                            August 5, 2021

       Dave Wentz
       Chief Executive Officer
       Direct Selling Acquisition Corp.
       5800 Democracy Drive
       Plano, TX 75024

                                                        Re: Direct Selling
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 16,
2021
                                                            CIK No. 0001871745

       Dear Mr. Wentz:

                                                        We have conducted a
limited review of your draft registration statement.

       Draft Registration Statement on Form S-1 Submitted July 16, 2021

       General

   1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your draft registration statement
and have no comments. We remind you that the company and its management are
responsible for the accuracy and adequacy of their disclosures, notwithstanding any
review, comments, action or absence of action by the staff.
               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.
 Dave Wentz
Direct Selling Acquisition Corp.
August 5, 2021
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameDave Wentz
                                                            Division of
Corporation Finance
Comapany NameDirect Selling Acquisition Corp.
                                                            Office of Real
Estate & Construction
August 5, 2021 Page 2
cc:       David A. Sakowitz
FirstName LastName